EXHIBIT 99.1

FOR IMMEDIATE RELEASE                                              27 APRIL 2006

                                WORLD GAMING PLC
                                   (TIDM:WGP)

                RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2006

The Board of World Gaming plc (the "Company"), whose subsidiary companies (the "Group") operates internet gaming sites and licenses software offering a comprehensive suite of internet gaming products and services to operators, is pleased to announce the Group's first quarter results for the three months ended 31 March 2006.

HIGHLIGHTS - THREE MONTHS ENDED 31 MARCH 2006

      o Operating profit before goodwill amortisation for the quarter of $6.1m compared to $0.8m for the first quarter of 2005.

      o  Growth in proforma gross profit of 40.1% to $10.5m.

      o 19,360 new customers added in the quarter representing a 29% increase in new customers compared to the first quarter of 2005*.

      o  Two new licensees signed in the quarter.

      o Pre-tax profit before goodwill amortisation for the quarter of $5.4m compared to $0.8m for the first quarter of 2005.

      o Strong cross-sell with 32.7% of sports bettors expanding their play to casino gaming and poker products in the quarter.

WORLD GAMING PLC CEO, DANIEL MORAN SAID: "The first quarter of 2006 has demonstrated the value of our recently acquired SPORTSBETTING.COM brand, through both strength in key performance indicators and the significant earnings enhancement that this acquisition has delivered for shareholders. The Group, while continuing its integration of SPORTSBETTING.COM, continues to seek further acquisition opportunities both strategic in terms of geography or product and scalable as complementary to its existing strong operating business."

* Assuming that the SPORTSBETTING.COM business had been owned throughout 2005 for comparative purposes.

                                    --ENDS--

ENQUIRIES:

WORLD GAMING PLC                                            TEL: +1 888 883 0833
Daniel Moran, Chief Executive
David Naismith, Chief Financial Officer

BISHOPSGATE COMMUNICATIONS LIMITED                          TEL:   020 7430 1600
Maxine Barnes
Scott Robertson

DANIEL STEWART & COMPANY PLC                                TEL:   020 7374 6789
Ruari McGirr

The Company's Ordinary Shares have not been and will not be registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States or to a U.S. person (as such term is defined in Regulations S under the Securities Act) absent registration or an applicable exemption from registration under the Securities Act.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Company makes certain forward-looking statements in this document, including, the attached statement of the Company's Chief Executive, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. To comply with the terms of the safe harbor, The Company notes that a variety of factors could cause the Company's actual results and experience to differ substantially from the anticipated results or other expectations expressed in its forward-looking statements. When words and expressions such as:
"believes," "expects," "anticipates," "estimates," "plans," "intends," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "may," "could," "should," "might," "likely," "enable" or similar words or expressions are used in this document, as well as statements containing phrases such as "in the Company's view," "there can be no assurance," "although no assurance can be given" or "there is no way to anticipate with certainty," forward-looking statements are being made. These forward-looking statements speak as of the date of this document.

The forward-looking statements are not guarantees of future performance and involve risks and uncertainties. These risks and uncertainties may affect the operation, performance, development and results of the Company's business and could cause future outcomes to differ materially from those set forth in the Company's forward-looking statements. These statements are based on management's current beliefs as to the outcome and timing of future events, and actual results may differ materially from those projected or implied in the forward looking statements. Further, some forward-looking statements are based upon assumptions of future events that may not prove to be accurate. The forward-looking statements involve risks and uncertainties including, without limitation, the risks and uncertainties referred to in the Company's filings with the Securities and Exchange Commission, including its most recent Form 20-F.

The Company undertakes no obligation to publicly update or revise any forward-looking statements as a result of future developments, events and conditions. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can the Company assess the impact of all such risk factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those forecast in any forward-looking statements. Given these risks and uncertainties, investors should not overly rely or attach undue weight to the Company's forward-looking statements as an indication of its actual future results.

FULL STATEMENT ATTACHED

CHIEF EXECUTIVE'S STATEMENT

INTRODUCTION

The first quarter of 2006 has demonstrated the strength of the SPORTSBETTING.COM brand through robust growth and strong margins in the Group's first full quarter of control.

Underpinning the strong growth in gross margin in the quarter was a continuation of robust key performance indicators across the customer database. In addition, sports margins exceeded management's expectations throughout the first quarter of 2006.

In March 2006, the Group agreed with and paid the final consideration in respect of the acquisition of the SPORTSBETTING.COM business and there remain no further payments due to the vendors in respect of this transaction.

As at the end of the first quarter, the Group had paid down $6.0m of its $40m Barclays loan facility and continued to maintain an unutilised $5m revolving facility.

During the quarter, the Group signed two new licensees that are expected to launch in the second quarter of 2006.

The Group enters the second quarter of 2006 well placed to strengthen its organic revenue growth in both its newly acquired Operating division and its continuing licensing offerings.

Currency amounts set forth in this Statement are in U.S. dollars.

FINANCIAL RESULTS

THREE MONTHS ENDING 31 MARCH 2006

Turnover for the quarter ended 31 March increased by $74.7m to $77.3m compared to $2.6m for the same period last year. The increase in turnover is wholly attributable to the Sportsbetting Transaction effective 1 October 2005 at which time the Group acquired all of the business and assets of its then largest licensee whose leading brand is SPORTSBETTING.COM (hereinafter referred to the "Operating division").

The Group's two key revenue streams are:

      1. Royalties and fees which includes royalties charged to the Group's continuing licensees plus hosting fees charged to Sportingbet plc ("Sportingbet") for hosting services provided from its wholly-owned hosting infrastructure; and

      2. Operations, representing revenue derived from its wholly-owned internet gaming sites.

Turnover from operations, representing gross sports and horse racing wagers and net casino and poker win was $76.0m before netting of customer bonuses of $0.5m for the quarter ended 31 March 2006, compared to $nil for the same period in 2005. For comparative purposes, the proforma growth in turnover in the Operating division was 34.3% or $19.4m from $56.6m before netting of customer bonuses of $0.4m for the quarter ended 31 March 2005.

Turnover from new and continuing licensees on a like-for-like basis grew by $0.4m to $1.1m representing a 57.1% growth in licensing revenue. Overall turnover from royalties and fee income decreased by 30.7% or $0.8m to $1.8m for the quarter ended 31 March 2006, compared to $2.6m for the same period last year. The reduction is attributable to no longer receiving software royalties from the SPORTSBETTING.COM business as a result of the acquisition.

Gross profit increased $9.5m to $11.4m for the quarter ended 31 March 2006 compared to $1.9m for the same quarter last year.

On a proforma basis gross profit from the Operating division grew 40.1% to $10.5m after deducting $0.6m of customer bonuses and jackpot transfers in the quarter. For comparative purposes, the proforma gross profit contribution from the Operating division for the quarter ended 31 March 2005 was $7.5m after deducting $0.5m in customer bonuses and jackpot transfers.

The total gross margin percentage for the quarter ended 31 March 2006 was 14.8% compared to 71.1% for the same period last year. The decrease resulted from the significant change in revenue mix as a result of the acquisition of SPORTSBETTING.COM.

On a proforma basis the gross margin percentage for the Operating division for the quarter ended 31 March 2006 was 13.6% compared to 12.9% for the quarter ended 31 March 2005. The increase is attributable to strong win margins on sports throughout the quarter and the contribution of net poker rake in 2006 of $1.0m (2005: $nil).

Operating expenses before goodwill amortisation increased by $4.2m to $5.3m during the quarter ended 31 March 2006 compared to $1.1m for the same period last year. The increase is wholly attributable to Operating division costs not included in the comparative period. Costs associated with operations, primarily consisting of transaction processing, customer service and marketing, contributed $4.0m to total operating expenses in the first quarter of 2006.

Operating profit before goodwill amortisation and exceptional items for the quarter ended 31 March 2006 increased by $5.3m to $6.1m compared to $0.8m for the comparative period in 2005. The increase is attributable to the contribution from the Operating division as well as increase in like-for-like royalty and fee revenue.

Goodwill amortisation for the quarter ended 31 March 2006 was $0.9m compared to $nil for the comparative period in 2005. Finance costs, representing net interest and loan cost amortisation, was $0.7m for the quarter ended 31 March 2006 compared to $nil for the comparative period in 2005.

Profit after tax for the quarter ended 31 March 2006 increased $3.7m to $4.5m from $0.8m for the quarter ended 31 March 2005.

Basic earnings per share before goodwill amortisation per participating ordinary share for the quarter ended 31 March 2006 was 10.2 cents (8.6 cents after goodwill amortisation) compared to 3.0 cents (3.0 cents after goodwill amortisation and exceptional items) for the same quarter in 2005. Participating ordinary shares include those shares that have voting and economic rights and exclude those shares held by Sportingbet in accordance with the transaction effective 1 October 2004.

On a fully diluted basis earnings per share before goodwill amortisation per participating ordinary share for the quarter ended 31 March 2006 was 9.1 cents (7.6 cents after goodwill amortisation) compared to 2.0 cents (2.0 cents after goodwill amortisation) for the same quarter in 2005.

At the end of the first quarter of 2006, the Group paid down $6.0m of its $40.0m loan facilities. The Group's $5m revolving credit facility remains unutilised. A further $13m is scheduled to be repaid throughout 2006.

REVIEW OF OPERATIONS

OPERATING DIVISION (SPORTSBETTING.COM)

The Operating division added 19,360 new customers in the first quarter of 2006 compared to 14,978 new customers for the first quarter of 2005, a 29% increase in new customers than the comparative quarter of 2005. Of these new customers 49% were converted to new active betting customers compared to 47% for the first quarter of 2005.

Active customer acquisition costs were $76 for the quarter compared to $79 in 2005. The Group has successfully integrated the majority of the marketing function of the SPORTSBETTING.COM acquisition while maintaining highly efficient customer acquisition costs. The Board believes that the strength of the SPORTSBETTING.COM brand together with maintaining its established marketing relationships will continue to drive its efficient customer acquisition costs.

The average loss per active customer was $326 for the quarter compared to $333 for the same quarter of 2005. The average life of a customer as at 31 March 2006 was approximately 483 days or 16.1 months compared to 456 days or 15.2 months as at 31 March 2005. The average lifetime value of a customer at 31 March 2006 on a rolling twelve month basis was approximately $1,394.

Sports margins including horse racing in the first quarter of 2006 were 9.3% (2005: 9.1%) representing strong win margins on sports.

Gaming margins in the first quarter of 2006 were 2.0% (2005: 2.2%).

SPORTSBETTING.COM's poker product, launched only in the middle of 2005, yielded revenue before commissions of $1.5m (2005: $nil) for the quarter. Continued growth in poker has been derived primarily from cross-selling the sports betting product.

The Operating division continued to deliver strong cross-sell from sports betting players with an average 32.7% (2005: 32.0%) in the quarter of players placing a sports wager going on to place a bet on a gaming product or poker. This yielded $2.8m (2005: $2.6m) of gaming revenue and $0.7m (2005: $nil) of poker revenue for the Group in the quarter. The cross-sell of products within the database is enhanced by the Group's single player account status across all products.

In March 2006, the Group launched a 3-card poker product to further enhance its casino offering.

LICENSING DIVISION

During the quarter, the Group added two new licensees. Both are expected to go live in the second quarter of 2006.

Growth in the European white-label site launched in the fourth quarter of 2005 has been encouraging. The Group continues to monitor further licensing and white-label opportunities.

Consistent with the Board's strategy, the Group expects to continue to sign an average of one quality licensee per quarter, thus further leveraging its highly scalable software and infrastructure resources.

REGULATORY DEVELOPMENTS

Over the past few years, authorities in certain jurisdictions, such as the United States, have taken indirect steps to restrict online gaming by seeking to prevent or deter banks, payment processors, media providers and other suppliers from transacting with and providing services to online gaming operators, even though many of these online gaming operators are legally licensed in the jurisdiction in which they operate. The application or enforcement (or threat of enforcement) of restrictive laws or regulations, or a change in sentiment by regulatory authorities or the enactment of new legislation prohibiting or restricting online gaming or services used by online gaming businesses or the taking of certain indirect steps, may severely and adversely impact the business and financial position of online gaming companies such as the Company's. Presently, there are two pieces of proposed legislation being considered in the US House of Representatives (one introduced by Congressman Leach and the other by Congressman Goodlatte), with the likelihood of a third being introduced in the US Senate by US Senator Kyl, as an amendment to other proposed legislation presently being considered or, in the future, as proposed stand-alone legislation. Each of these bills will need, in the ordinary course, to be passed by both Houses of Congress, probably before October 2006 when the 109th Congress is expected to adjourn, ahead of the mid-term 2006 elections. In addition, the proposed bills offer "carve-outs" to certain US domestic groups that undertake US domestic gaming activities and the insertion of such carve-outs by special interests in the past undoubtedly had an impact on the failure of such legislation in the past. Obviously, we will continue to monitor developments closely.

In November 2004, the World Trade Organisation ("WTO") held that the US was in violation of its commitments under international trade laws by not allowing operators of Internet Gaming services licensed in Antigua and Barbuda to access US markets. The decision was appealed and the WTO ruled that the US had shown that its laws prohibiting gambling are "necessary to protect public morals or maintain public order" but had failed to demonstrate, in light of its laws in respect of on-line gambling on horseracing, that such prohibitions are applied equally to both foreign and domestic providers of on-line gambling services for horseracing. Consequently, the WTO recommended that the US bring its laws into conformity with its obligations under international trade rules. Pursuant to the report of the arbitrator circulated in August 2005, the US was given until 3 April 2006 to clarify its policies on Internet gambling and the purported extraterritorial application of its laws. This date has now passed and the US has not taken action to change the US domestic laws that the WTO panel identified as in violation of the US's GATS commitments. It remains to be seen what effect, if any, will result from this inaction on Internet Gambling policy in the US.

TRADING OUTLOOK

The first three weeks of the second quarter of 2006 have continued to demonstrate growth in all key performance indicators broadly in-line with the first quarter. Margins, while remaining strong, have returned to levels within management's expectations after a very strong first quarter.

In accordance with expectations and industry seasonality, trading volumes experienced by the Group are generally lower in the second quarter. During the second quarter and the beginning of the third quarter, the Group will concentrate efforts on planned hardware and infrastructure upgrades to secure the ability to handle expected growth in trading volumes through the second half of 2006.

The Company expects to report its results for the second quarter and first half ended 30 June 2006 on 25 July 2006.

DANIEL MORAN
CHIEF EXECUTIVE

                                WORLD GAMING PLC
                 UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
                    THREE MONTHS ENDED 31 MARCH 2006 AND 2005
                       (CURRENCY AMOUNTS IN U.S. DOLLARS)

                                                           3 MONTHS    3 months
                                                           31 MARCH    31 March
                                                               2006        2005
                                                  Note        $'000       $'000
                                                 -------------------------------

TURNOVER ....................................      2        77,263       2,635

Cost of sales ...............................              (65,851)       (761)
                                                           ---------------------

GROSS PROFIT ................................               11,412       1,874

--------------------------------------------------------------------------------
Goodwill amortisation .......................                 (882)          -

Other administration expenses ...............               (5,346)     (1,084)
--------------------------------------------------------------------------------

Total administration expenses ...............               (6,228)     (1,084)

--------------------------------------------------------------------------------
OPERATING PROFIT BEFORE GOODWILL AMORTISATION                6,066         790
Goodwill amortisation .......................                 (882)          -
--------------------------------------------------------------------------------

OPERATING PROFIT BEFORE FINANCE COSTS AND
EXTRAORDINARY ITEMS .........................                5,184         790

Finance costs ...............................      5          (692)         46
                                                           ---------------------

Profit before tax ...........................                4,492         836
                                                           ---------------------

Taxation ....................................                    -           -

                                                           ---------------------

PROFIT FOR THE FINANCIAL PERIOD .............                4,492         836
                                                           =====================

EARNINGS PER ORDINARY SHARE (CENTS)                3
       Basic ................................                  8.6         3.0
       Diluted ..............................                  7.6         2.0

EARNINGS PER SHARE ADJUSTED (CENTS)                3
       Basic ................................                 10.2         3.0
       Diluted ..............................                  9.1         2.0

                                WORLD GAMING PLC
                           CONSOLIDATED BALANCE SHEETS
                    AS AT 31 MARCH 2006 AND 31 DECEMBER 2005
                       (CURRENCY AMOUNTS IN U.S. DOLLARS)

                                                           31 March  31 December
                                                               2006         2005
                                                        (unaudited)
                                                 Note         $'000        $'000
                                                --------------------------------
FIXED ASSETS

Intangible assets - goodwill .................             84,927       85,662
Tangible assets ..............................              1,279        1,231
                                                        ------------------------
                                                           86,206       86,893

CURRENT ASSETS
Debtors ......................................              9,115        9,601
Prepayments and accrued income ...............                843          989
Consideration recoverable ....................                  -        3,481
Cash at bank and in hand .....................              6,305        7,605
                                                        ------------------------
                                                           16,263       21,676

CREDITORS: Amounts falling due within one year
Bank loans ...................................             12,508       14,711
Other creditors and accruals .................     5        8,695        9,659
Deferred consideration .......................                  -        3,600
                                                        ------------------------
                                                           21,203       27,970

                                                        ------------------------
NET CURRENT (LIABILITIES)/ASSETS .............             (4,940)      (6,294)
                                                        ------------------------

TOTAL ASSETS LESS CURRENT LIABILITIES ........             81,266       80,599

CREDITORS: Amounts falling due after more than
 one year
Bank loans ...................................     5       20,484       24,396
PROVISION FOR LIABILITIES AND CHARGES ........                  -            -
                                                        ------------------------

NET ASSETS ...................................             60,782       56,203
                                                        ========================

CAPITAL AND RESERVES
Called up share capital ......................                212          197
Share premium account ........................             36,313       27,793
Shares to be issued ..........................                  -        8,440
Deferred compensation reserve ................                567          567
Merger reserve ...............................             23,528       23,528
Profit and loss account ......................                162       (4,322)
                                                        ------------------------

SHAREHOLDERS' FUNDS ..........................             60,782       56,203
                                                        ========================

                                WORLD GAMING PLC
                   UNAUDITED CONSOLIDATED CASH FLOW STATEMENT
                     THREE MONTHS TO 31 MARCH 2006 AND 2005
                       (CURRENCY AMOUNTS IN U.S. DOLLARS)

                                                3 months ended    3 months ended
                                                      31 March          31 March
                                                          2006              2005
                                                         $'000             $'000
                                                --------------------------------

Net cash inflow from operating activities .....         6,124             1,413

Returns on investment and servicing of finance           (569)               46

Acquisitions ..................................          (685)                -

Capital expenditure ...........................          (262)              (95)

Consideration received - Sportingbet ..........             -             3,000

                                                --------------------------------

CASH INFLOW/(OUTFLOW) BEFORE FINANCING ........         4,608             4,364

Financing .....................................        (6,045)               82

Issue of shares ...............................           137                 -

                                                --------------------------------
Net (DECREASE)/INCREASE IN CASH IN THE PERIOD .        (1,300)            4,446
                                                ================================


RECONCILIATION OF NET CASHFLOW TO MOVEMENT IN
 NET FUNDS

(Decrease)/Increase in cash in the period .....        (1,300)            4,446

Cash (inflow)/outflow from (increase)/decrease
 in debt ......................................         6,045                14

                                                --------------------------------
MOVEMENT IN NET FUNDS RESULTING FROM CASH
 FLOWS IN PERIOD ..............................         4,745             4,460

                                                --------------------------------
Currency translation differences ..............            (8)              (13)
Non-cash movements ............................             -                 -
                                                --------------------------------
Movement in net funds in period ...............         4,737             4,447
                                                --------------------------------

                                                --------------------------------
Net funds/(debt) at start of period ...........       (31,502)            7,930
                                                --------------------------------

NET (DEBT)/FUNDS AT END OF PERIOD .............       (26,765)           12,377
                                                ================================

1. CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                                          3 MONTHS      3 months
                                                          31 MARCH      31 March
                                                              2006          2005
                                                             $'000         $'000
                                                          ----------------------

Profit for the financial period ...................         4,492           836

Currency translation difference on foreign currency
net investment ....................................            (8)          (13)

                                                          ----------------------

Total recognised gains relating to the year .......         4,484           823
                                                          ======================

2. ANALYSIS OF TURNOVER

                                                          3 MONTHS      3 months
                                                          31 MARCH      31 March
                                                              2006          2005
                                                             $'000         $'000
                                                          ----------------------
Analysis of revenue by activity:

Sports betting & racing ...........................        70,907             -
Casino and gaming .................................         3,556             -
Poker rake ........................................         1,548             -
Customer bonuses ..................................          (459)            -
Royalty and fee income ............................         1,711         2,635
                                                          ----------------------

                                                           77,263         2,635
                                                          ======================

Turnover represents the amount staked in respect of bets placed on sporting and horse racing events and net win in respect of bets placed on casino games and rake for poker games that have concluded in the period. Turnover from royalty and fee income represents royalties charged to licensees of the Group's software and fees charged for usage of the Group's infrastructure.

3. EARNINGS PER SHARE

The calculation of basic earnings per share for the quarter is based on the profit after tax at 31 March 2006 of $4.5m (2005: $0.8m) and on the weighted average number of ordinary shares in issue of 52,469,189 (2005: 32,741,868).

The calculation of diluted earnings per share for the quarter is based on the profit after tax at 31 March 2006 of $4.5m (2005: $0.8m) and on the weighted average number of ordinary shares in issue adjusted to assume the exercise of options over shares and the dilutive effect of shares to be issued in respect of the acquisition in the period of 59,084,434 (2005: 38,896,406).

Adjusted basic and diluted earnings per share before goodwill and exceptional items for the quarter excludes amortisation of goodwill of $0.9m (2005: $nil).

Earnings per share excludes shares with no voting or economic rights in respect of the 13,506,204 shares held by Sportingbet PLC and its affiliates that have been set aside as a result of the Transaction with Sportingbet PLC and may be repurchased by the Company for an aggregate $1 when the Company has retained earnings to do so.

4. BASIS OF PREPARATION

There have been no material changes to the accounting policies of the Group as set out in 31 December 2004 consolidated financial statements.

5. FINANCE COSTS

                                                          3 MONTHS      3 months
                                                          31 MARCH      31 March
                                                              2006          2005
                                                             $'000         $'000
                                                          ----------------------

Interest receivable ...............................           128            46
Interest payable ..................................          (697)            -
Amortisation of loan agreement fees ...............          (123)            -
                                                          ----------------------

                                                             (692)           46
                                                          ======================

Deferred finance costs of $963,983 as at 31 March 2006, netted against the loan balances outstanding at 31 March 2006 are being amortised over the period of the loan agreement.